
                                                                                          Item 1


                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Month                           April-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            17-Apr-01
Current Calculation Date        9-Apr-01
Previous Payment Date           15-Mar-01
Previous Calculation Date       9-Mar-01
------------------------------------------------------------------------------------------------
1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------
                                     Prior          Deposits      Withdrawals      Balance on
                                    Balance                                     Calculation Date
                                   9-Mar-01                                        9-Apr-01
------------------------------------------------------------------------------------------------
Expense Account                  4,956,567.29    3,554,313.15    (3,669,499.37)     4,841,381.07
Collection Account             104,454,374.71   64,873,966.93   (18,074,722.71)   151,253,618.93
Aircraft Purchase Account                   -               -                -                -

 - Liquidity Reserve cash
   balance                      84,716,609.00                                -     85,879,652.00
------------------------------------------------------------------------------------------------
Total                          109,410,942.00   68,428,280.08   (21,744,222.08)   156,095,000.00
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                   -
Interest Income                                                                                -
Aircraft Purchase Payments                                                                     -
Economic Swap Payments                                                                         -
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                            -
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        4,956,567.29
Transfer from Collection Account on previous Payment Date                           3,533,786.69
Permitted Aircraft Accrual                                                                     -
Interim Transfer from Collection Account                                                       -
Interest Income                                                                        20,526.46
Balance on current Calculation Date
 - Payments on previous payment date                                               (1,446,211.90)
 - Interim payments                                                                            -
 - Other                                                                           (2,223,287.47)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                 4,841,381.07
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                      104,454,374.71
Collections during period                                                    *     64,873,966.93
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                         (2,872,319.61)
 - Permitted Aircraft Modifications                                                            -
Net Swap payments on previous Payment Date                                           (661,467.08)
Aggregate Note Payments on previous Payment Date                                  (14,540,936.02)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                               151,253,618.93
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                   65,000,000.00
Cash Held
 - Security Deposits                                                               20,879,652.00
                                                                                ----------------
 Liquidity Reserve Amount                                                          85,879,652.00
                                                                                ----------------

* Incudes proceeds from the sale of MSN 28486
------------------------------------------------------------------------------------------------


                                           Page 1 of 4


                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Current Payment Date                   17-Apr-01
Current Calculation Date               9-Apr-01
Previous Payment Date                  15-Mar-01
Previous Calculation Date              9-Mar-01
------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                         156,095,000.00
Liquidity Reserve Amount                                                          (85,879,652.00)
                                                                                ----------------
Available Collections                                                              70,215,348.00
                                                                                ================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)      Total Required Expense Amount                                              8,000,000.00
(II) a)  Class A Interest but excluding Step-up                                     4,915,683.69
     b)  Swap Payments other than subordinated swap payments                        1,278,331.07
(iii)    First Collection Account top-up (Minimum liquidity reserve $30 m)         30,000,000.00
(iv)     Class A Minimum principal payment                                         30,472,700.13
(v)      Class B Interest                                                             821,763.11
(vi)     Class B Minimum principal payment                                          5,834,574.75
(vii)    Class C Interest                                                           1,026,867.57
(viii)   Class C Minimum principal payment                                                     -
(ix)     Class D Interest                                                             708,333.33
(x)      Class D Minimum principal payment                                                     -
(xi)     Second collection account top-up                                          55,879,652.00
(xii)    Class A Scheduled principal                                                           -
(xiii)   Class B Scheduled principal                                                  578,147.08
(xiv)    Class C Scheduled principal                                                  196,987.52
(xv)     Class D Scheduled principal                                                           -
(xvi)    Permitted accruals for Modifications                                                  -
(xvii)   Step-up interest                                                                      -
(xviii)  Class A Supplemental principal                                            13,152,846.17
(xix)    Class E Primary Interest                                                   2,762,812.50
(xx)     Class B Supplemental principal                                               466,301.08
(xxi)    Class A Outstanding Principal                                                         -
(xxii)   Class B Outstanding Principal                                                         -
(xxiii)  Class C Outstanding Principal                                                         -
(xxiv)   Class D Outstanding Principal                                                         -
(xxv)    Subordinated Swap payments                                                            -
                                                                                ----------------
         Total Payments with respect to Payment Date                              156,095,000.00
         less collection Account Top Ups (iii) (b) and (xi) (b) above              85,879,652.00
                                                                                ----------------
                                                                                   70,215,348.00
                                                                                ================

------------------------------------------------------------------------------------------------
                                                                                           (0.00)


                                           Page 2 of 4



                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated



Current Payment Date               15-Mar-01
Current Calculation Date            9-Apr-01
Previous Payment Date              15-Feb-01
Previous Calculation Date           9-Mar-01
---------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
---------------------------------------------------------------------------------------------
                                  Subclass        Subclass         Subclass           Total
Floating Rate Notes                 A-2             A-3               A-4            Class A
---------------------------------------------------------------------------------------------
Applicable LIBOR                 5.16375%         5.16375%         5.16375%
Applicable Margin                 0.3200%          0.4600%          0.5200%
Applicable
  Interest Rate                  5.48375%         5.62375%         5.68375%
Day Count                        Act/360          Act/360          Act/360
Actual Number
  of Days                             33               33               33
Interest
  Amount Payable              926,667.58     2,912,633.85     1,076,382.26
Step-up Interest
  Amount Payable                  NA               NA               NA
---------------------------------------------------------------------------------------------
Total Interest Paid           926,667.58     2,912,633.85     1,076,382.26       4,915,683.69
---------------------------------------------------------------------------------------------

Expected Final
  Payment Date                 15-Dec-05        15-Jun-02        15-May-11
Excess
  Amortisation Date            17-Aug-98        15-Feb-06        15-Aug-00
---------------------------------------------------------------------------------------------
Original Balance          290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding
  Principal Balance       184,346,493.63   565,000,000.00   206,595,151.86     955,941,645.49
---------------------------------------------------------------------------------------------
Extended Pool
  Factors                          73.79%          100.00%          100.00%
Pool Factors                       64.54%          100.00%           88.37%
---------------------------------------------------------------------------------------------
Minimum
  Principal
  Payment                  14,369,242.79                -    16,103,457.34      30,472,700.13
Scheduled
  Principal
  Payment                              -                -                -                  -
Supplemental
  Principal
  Payment                   6,202,156.00                -     6,950,690.17      13,152,846.17
---------------------------------------------------------------------------------------------
Total Principal
  Distribution
  Amount                   20,571,398.79                -    23,054,147.51      43,625,546.30
---------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable
  to principal                                                                              -
- amount allocable
  to premium

---------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance       163,775,094.84   565,000,000.00   183,541,004.35     912,316,099.19
---------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
------------------------------------------------------------------------------------------------------------------------------
                              Subclass         Subclass          Total              Subclass        Subclass         Total
Floating Rate Notes             B-1              B-2           Class B                C-1             C-2           Class C
------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                 5.16375%         5.16375%                            5.16375%         5.16375%
Applicable Margin                 0.6000%          1.0500%                             1.3500%          2.0500%
Applicable
  Interest Rate                  5.76375%         6.21375%                            6.51375%         7.21375%
Day Count                        Act/360          Act/360                             Act/360          Act/360
Actual Number
  of Days                             33               33                                  33              33
Interest
  Amount Payable              381,727.35       440,035.76                          499,134.80       527,732.77
Step-up Interest
  Amount Payable                  NA               NA                                   NA              NA
------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid           381,727.35       440,035.76       821,763.11         499,134.80       527,732.77    1,026,867.57
------------------------------------------------------ -----------------------------------------------------------------------

Expected Final
  Payment Date                 15-Jul-13        15-Jul-08                           15-Jul-13        15-Jun-08
Excess
  Amortisation Date            17-Aug-98        15-Aug-00                           17-Aug-98        15-Aug-00
------------------------------------------------------------------------------------------------------------------------------
Original Balance           85,000,000.00    80,000,000.00                       85,000,000.00    80,000,000.00
Opening Outstanding
  Principal Balance        72,249,808.50    77,254,316.72   149,504,125.22      83,594,041.59    79,807,101.61  163,401,143.20
------------------------------------------------------------------------------------------------------------------------------
Extended Pool
  Factors                          92.29%          100.00%                              99.89%          100.00%
Pool Factors                       86.87%           99.70%                              97.94%           99.52%
------------------------------------------------------------------------------------------------------------------------------
Minimum
  Principal
  Payment                   2,819,633.96     3,014,940.79     5,834,574.75                  -                -               -
Scheduled
  Principal
  Payment                     279,397.08       298,750.00       578,147.08         126,773.76        70,213.76      196,987.52
Supplemental
  Principal
  Payment                     225,346.09       240,954.99       466,301.08                  -                -               -
-------------------------------------------------------------------------------------------------------------------------------
Total Principal
  Distribution
  Amount                    3,324,377.13     3,554,645.78     6,879,022.91         126,773.76        70,213.76      196,987.52
------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                           -                -
- amount allocable
  to principal                                                                              -                -
- amount allocable
  to premium                                                                                -                -
------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance        68,925,431.37    73,699,670.94   142,625,102.31      83,467,267.83    79,736,887.85  163,204,155.68
--------------------------------------------------------------- --------------------------------------------------------------




----------------------------------------
Fixed Rate Notes                    D-2
----------------------------------------
Applicable Interest
  Rate                           8.50000%
Day count                       30 / 360
Number of Days                        30
Interest Amount
  Payable                     708,333.33
----------------------------------------
Total Interest Paid           708,333.33
----------------------------------------
Expected Final
  Payment Date                 15-Mar-14
Excess Amortisation
  Date                         15-Jul-10
----------------------------------------
Original Balance          100,000,000.00
Opening Outstanding
  Principal Balance       100,000,000.00
----------------------------------------
Extended Pool Factors             100.00%
Expected Pool Factors             100.00%
----------------------------------------
Extended Amount                        -
Expected Pool Factor Amount            -
Surplus Amortisation
----------------------------------------
Total Principal Distribution Amount    -
----------------------------------------
Redemption Amount                      -
- amount allocable to principal        -
                                    ----
- amount allocable to premium          -
----------------------------------------
Closing Outstanding
  Principal Balance       100,000,000.00
----------------------------------------

                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Current Payment Date                      17-Apr-01
Current Calculation Date                   9-Apr-01
Previous Payment Date                     15-Mar-01
Previous Calculation Date                  9-Mar-01
--------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          17-Apr-01
End of Interest Accrual Period            15-May-01
Reference Date                            11-May-01
--------------------------------------------------------------------------------------------------------------------------

                                             A-2         A-3         A-4        B-1         B-2         C-1         C-2
--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.02250%    5.02250%    5.02250%   5.02250%    5.02250%     5.02250%   5.02250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.3425%     5.4825%     5.5425%    5.6225%     6.0725%      6.3725%    7.0725%

---------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------

Fixed Rate Notes                              D-1
--------------------------------------------------

Actual Pool Factor                          100.00%
--------------------------------------------------

-----------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                      A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance   184,346.49  565,000.00  206,595.15  72,249.81   77,254.32    83,594.04  79,807.10
Total Principal Payments                 20,571.40           -   23,054.15   3,324.38    3,554.65       126.77      70.21
Closing Outstanding Principal Balance   163,775.09  565,000.00  183,541.00  68,925.43   73,699.67    83,467.27  79,736.89

Total Interest                              926.67    2,912.63    1,076.38     381.73      440.04       499.13     527.73
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------

(b) Fixed Rate Notes                        D-2
--------------------------------------------------
Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

--------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


                                                           4 of 7


      AerCo Limited - Cumulative Cash Performance to date - July 17, 2000 to March 15, 2001
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                    Jul 17-   Oct 15-
                                           Jul 17   Sept 15    Dec 1     Jan-16    Feb-15    Mar-15    Apr-15
                                            2000     2000      2001       2001      2001      2001      2001
-------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                        30.6      49.6      15.3      14.1      16.8      16.4
 [2]               - Renegotiated Leases                  -         -         -         -         -         -
 [3]               - Rental Resets                        -         -         -         -      (0.2)     (0.2)
                                          -------------------------------------------------------------------
 [4] S[1]..[3]    Contracted Lease Rentals             30.6      49.6      15.3      14.1      16.6      16.2
 [5]              Movement in Current
                    Arrears Balance                    (1.9)      0.2      (1.3)      0.7      (2.3)      0.9
                  less Net Stress-related
                    Costs
 [6]                - Bad Debts                           -      (1.2)     (0.3)
 [7]                - Security Deposits
                      Drawn Down                          -         -         -       0.3       0.1         -
 [8]                - Restructured Arrears              0.3       0.2       0.2       0.1       0.1         -
 [9]                - AOG                                 -      (0.7)     (0.6)     (0.5)     (0.3)     (0.3)
[10]                - Other Leasing Income                -         -          -        -         -         -
[11]                - Repossession Costs                  -         -          -     (0.1)        -      (0.1)
                                          -------------------------------------------------------------------
[12] S[6]..[11]   sub-total                             0.3      (1.7)     (0.7)     (0.2)     (0.1)     (0.4)
[13][4]+[5]+[12]  Net Lease Rentals                    29.0      48.1      13.3      14.6      14.2      16.7
[14]              Interest Earned                       0.7       1.6       0.5       0.5       0.4       0.4
[15]              Drawings from Expense
                    Account                                                    -        -         -         -
                  Maintenance Receipts                  3.2       5.4       0.5       1.7       1.2       1.3
                  Maintenance Payments                 (0.7)     (2.0)     (0.7)        -      (1.2)     (0.8)
                                          -------------------------------------------------------------------
[15]              Net Maintenance                       2.5       3.4      (0.2)      1.7         -       0.5
[16] S [13]..[15] Total Cash Collections               32.2      53.1      13.6      16.8      14.6      17.6
-------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]                - Insurance                           -      (0.1)        -         -         -         -
[18]                - Re-leasing and
                       other overheads                 (0.1)     (4.9)     (0.3)     (0.2)     (0.1)     (0.3)
                                          -------------------------------------------------------------------
[19] [17]+[18]    subtotal                             (0.1)     (5.0)     (0.3)     (0.2)     (0.1)     (0.3)

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                    - Retainer Fee                     (0.3)     (0.7)     (0.1)     (0.3)     (0.2)     (0.3)
                    - Rent Collected Fee               (0.3)     (0.7)     (0.2)     (0.2)     (0.2)     (0.3)
                    - Previous Servicer Fees           (1.8)        -         -         -         -         -
                                          -------------------------------------------------------------------
[21]              sub-total                            (2.4)     (1.4)     (0.3)     (0.5)     (0.4)     (0.6)
[22]              Other Servicer Fees                  (0.5)     (4.6)     (0.6)     (1.2)     (0.6)     (0.9)
                                          -------------------------------------------------------------------
[23] [21]+[22]    subtotal                             (2.9)     (6.0)     (0.9)     (1.7)     (1.0)     (1.5)
[24] [20]+[23]    Total Cash Expenses                  (3.0)    (11.0)     (1.2)     (1.9)     (1.1)     (1.8)
-------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25]    [17]      Total Cash Collections               32.2      53.1      13.6      16.8      14.6      17.6
[26]    [24]      Total Cash Expenses                  (3.0)    (11.0)     (1.2)     (1.9)     (1.1)     (1.8)
[27]              Movement in Expense Account           2.8       2.8       1.2         -         -      (0.4)
[28]              Interest Payments                   (18.2)    (30.6)     (9.1)     (7.6)     (6.8)    (10.2)
[29]              Swap Payments                         0.5       0.3       0.1      (0.1)     (0.5)     (0.8)
[30]              Exceptional Items                       -         -         -         -       1.4      46.3
                                          -------------------------------------------------------------------
[31]S [25]..[30]  TOTAL                                14.3      14.6       4.6       7.2       7.6      50.7
                                          ===================================================================
-------------------------------------------------------------------------------------------------------------
[32]              PRINCIPAL PAYMENTS
                  subclass A                           14.2      11.1       3.8       6.4       6.8      43.6
                  subclass B                              -       3.2       0.7       0.7       0.6       6.9
                  subclass C                            0.1       0.3       0.1       0.1       0.2       0.2
                  subclass D                              -         -         -         -         -         -
                                          -------------------------------------------------------------------
                  Total                                14.3      14.6       4.6       7.2       7.6      50.7
------------------------------------------===================================================================
                  Debt Balances
                  subclass A                998.4     984.2     973.1     969.3     962.9     955.9         -
                  subclass B                154.8     154.8     151.6     150.9     150.2     149.5         -
                  subclass C                164.1     164.0     163.7     163.7     163.6     163.2         -
                  subclass D                100.0     100.0     100.0     100.0     100.0     100.0         -
                                          --------------------------------------------------------------------
                 TOTAL                     1,417.3  1,403.0   1,388.4   1,383.9   1,376.7   1,368.6         -
-----------------------------------===========================================================================


      AerCo Limited - Cumulative Cash Performance to date - July 17, 2000 to March 15, 2001
---------------------------------------------------------------------------------------------------------

                                                   All amounts in millions       Dollar amounts expressed
                                                        of US dollars           as a percentage 2000 Base
                                                   unless otherwise stated         Case Lease Rentals
----------------------------------------------------------------------------------------------------------
                                                       Cumulative to Date            Cumulative to Date
                                                             Base                         Base
                                                  Actual     Case   Variance     Actual   Case    Variance
----------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                     142.8    145.1      (2.3)     98.4%   100.0%     -1.6%
 [2]               - Renegotiated Leases                -        -         -       0.0%     0.0%      0.0%
 [3]               - Rental Resets                   (0.4)       -      (0.4)     -0.3%     0.0%     -0.3%
                                                 --------------------------------------------------------
 [4]S [1]..[3]    Contracted Lease Rentals          142.4    145.1      (2.7)     98.1%    100.0%    -1.9%
 [5]              Movement in Current
                    Arrears Balance                  (3.7)       -      (3.7)     -2.5%     0.0%     -2.5%
                  less Net Stress-related
                    Costs
 [6]                - Bad Debts                      (1.5)    (1.5)     (0.0)     -1.0%    -1.0%      0.0%
 [7]                - Security Deposits
                      Drawn Down                      0.4                0.4       0.3%     0.0%      0.3%
 [8]                - Restructured Arrears            0.9      1.5      (0.6)      0.6%     1.0%     -0.4%
 [9]                - AOG                            (2.4)    (6.1)      3.7      -1.7%    -4.2%      2.5%
[10]                - Other Leasing Income              -        -         -       0.0%     0.0%      0.0%
[11]                - Repossession Costs             (0.2)    (1.2)      1.0      -0.1%    -0.8%      0.7%
                                                 --------------------------------------------------------
[12]S [6]..[11]   sub-total                          (2.8)    (7.2)      4.4      -1.9%    -5.0%      3.0%
[13][4]+[5]+[12]  Net Lease Rentals                 135.9    137.9      (2.0)     93.7%    95.0%     -1.4%
[14]              Interest Earned                     4.1      2.6       1.5       2.8%     1.8%      1.0%
[15]              Drawings from Expense
                    Account                             -                  -       0.0%     0.0%      0.0%
                  Maintenance Receipts               13.3        -      13.3       9.2%     0.0%      9.2%
                  Maintenance Payments               (5.4)       -      (5.4)     -3.7%     0.0%     -3.7%
                                                 --------------------------------------------------------
[15]              Net Maintenance                     7.9        -       7.9       5.4%     0.0%      5.4%
[16] S [13]..[15] Total Cash Collections            147.9    140.5       7.4     101.9%    96.8%      5.1%
---------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]                - Insurance                      (0.1)                        -0.1%     0.0%      0.0%
[18]                - Re-leasing and
                       other overheads               (5.9)    (2.8)     (3.1)     -4.1%    -1.9%     -2.1%
                                                 ----------------------------------------------------------
[19] [17]+[18]    subtotal                           (6.0)    (2.8)     (3.2)     -4.1%    -1.9%     -2.1%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                    - Retainer Fee                   (1.9)    (1.8)     (0.1)     -1.3%    -1.2%      0.0%
                    - Rent Collected Fee             (1.9)    (1.6)     (0.3)     -1.3%    -1.1%     -0.2%
                    - Previous Servicer Fees         (1.8)              (1.8)     -1.3%     0.0%     -1.3%
                                                 --------------------------------------------------------
[21]              sub-total                          (5.6)    (3.4)     (2.2)     -3.9%    -2.3%     -1.5%
[22]              Other Servicer Fees                (8.4)    (5.4)     (3.0)     -5.8%    -3.7%     -2.1%
                                                 --------------------------------------------------------
[23] [21]+[22]    subtotal                          (14.0)    (8.8)     (5.2)
[24] [20]+[23]    Total Cash Expenses               (20.0)   (11.6)     (8.4)    -13.8%    -8.0%     -5.8%
---------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25]    [17]      Total Cash Collections            147.9    140.5       7.4     101.9%    96.8%      5.1%
[26]    [24]      Total Cash Expenses               (20.0)   (11.6)     (8.4)    -13.8%    -8.0%     -5.8%
[27]              Movement in Expense Account         6.4        -       6.4       4.4%     0.0%      4.4%
[28]              Interest Payments                 (82.5)   (77.6)     (4.9)    -56.9%   -53.5%     -3.4%
[29]              Swap Payments                      (0.5)     1.9      (2.4)     -0.3%     1.3%     -1.7%
[30]              Exceptional Items                  47.7      7.6      40.1      32.9%     5.2%     27.6%
                                                 --------------------------------------------------------
[31] S [25]..[30] TOTAL                              99.0     60.8      38.2      68.2%    41.9%     26.3%
                                                 ========================================================
---------------------------------------------------------------------------------------------------------
[32]              PRINCIPAL PAYMENTS
                  subclass A                         86.0     52.7      33.3      59.3%    36.3%     22.9%
                  subclass B                         12.1      7.2       4.9       8.3%     5.0%      3.4%
                  subclass C                          0.9      0.9       0.0       0.6%     0.6%      0.0%
                  subclass D                            -        -         -       0.0%     0.0%      0.0%
                                                 --------------------------------------------------------
                  Total                              99.0     60.8      38.2      68.3%    41.9%     26.4%
-------------------------------------------------========================================================
                  Debt Balances
                  subclass A                        912.4    945.7     (33.3)
                  subclass B                        142.7    147.6      (4.9)
                  subclass C                        163.2    163.2      (0.0)
                  subclass D                        100.0    100.0         -
                                                 ---------------------------
                 TOTAL                            1,318.3  1,356.5     (38.2)
-------------------------------------------------===========================


                                      5 of 7


------------------------------------------------------------------------------------------------------------------------------------
  Note:                 Report Line Name          Description
------------------------------------------------------------------------------------------------------------------------------------

                  CASH COLLECTIONS
 [1]               Lease Rentals                  Assumptions per the July 2000 Prospectus
 [2]                - Renegotiated Leases         Change in contracted rental cash flow caused by a renegotiated lease
 [3]                - Rental Resets               Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]..[3]   [Contracted Lease Rentals       Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears
                    Balance                       Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts

                  less Net Stress related Costs
 [6]               - Bad debts                    Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Restructured arrears         Current arrears that have been capitalised and restructured as a Note Payable.
 [8]               - Security deposits drawn
                     down                         Security deposits received following a lesse default
 [9]               - AOG                          Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]              - Other Leasing Income         Includes lease termination payments, rental guarantees and late payments charges
 [11]              - Repossession                 Legal and technical costs incurred in repossessing aircraft.
 [12] S [6]..[11]  sub-total

[13] [4]+[5]+[12] Net Lease Rentals               Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

[14]              Interest Earned                 Interest earned on monthly cash balances
[15]              Net Maintenance                 Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections          Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses     All operational costs related to the leasing of aircraft.
[17]               - Insurance                    Premium for contingent insurance policies
[18]               - Re-leasing and other         Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]    subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees          Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                     Fixed amount per month per aircraft
                   - Rent Contracted Fee          1.00% of rental contracted for the month
                   - Rent Collected Fee           1.25% of rental received for the month
                   - Previous Servicer Fees       Fees paid to the previous Servicer of AerFi
[21] [20]         subtotal
[22]              Other Servicer Fees             Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]    subtotal

[24] [19]+[23]    Total Cash Expenses             Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25] [16]         Total Cash Collections          line 16 above
[26] [24]         Total Cash Expenses             line 24 above
[27]              Movement in Expense Account     Movement in Expense Account
[28]              Interest Payments               Interest paid on all outstanding debt
[29]              Swap payments                   Net swap payments (paid)/received
[30]              Proceeds from Aircraft Sales    Proceeds, net of fees and expenses, from the sale of aircraft
[31]S [25]..[30]  Exceptional Items               Includes adjustment for aircraft included in the Basecase but not acquired by
                                                  AerCo
                  TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                              6 of 7

                                                 AerCo Limited

---------------------------------------------------------------------------------------------
          Coverage Ratios                                                           2000
                                Closing                       Actual              Base Case
---------------------------------------------------------------------------------------------

          Net Cash Collections                                  99.0                 60.8
          Add Back Interest                                     82.5                 77.6
          Add Back Swap Payments                                 0.5                 -1.9
a         Net Cash Collections                                 182.0                136.5

b         Swaps                                                  0.5                 -1.9
c         Class A Interest                                      49.9                 51.6
d         Class A Minimum                                       30.5                  8.9
e         Class B Interest                                       8.2                  8.5
f         Class B Minimum                                        7.7                  3.1
g         Class C Interest                                       9.9                 10.2
h         Class C Minimum                                          -                    -
I         Class D Interest                                       6.4                  6.4
j         Class D Minimum                                          -                    -
k         Class A Scheduled                                        -                    -
l         Class B Scheduled                                      4.0                  4.1
m         Class C Scheduled                                      1.0                  1.0
n         Class D Scheduled                                        -                    -
o         Permited Aircraft Modifications                                               -
p         Class A Supplemental                                  55.6                 43.8
                                                         ------------------------------------
          Total                                                173.7                135.7
                                                         ------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                               3.61                 2.75  = a / (b+c)
          Class B                                               2.04                 2.03  = a / (b+c+d+e)
          Class C                                               1.71                 1.70  = a / (b+c+d+e+f+g)
          Class D                                               1.61                 1.57  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                               1.55                 1.50  = a / (b+c+d+e+f+g+h+i+j+k)
          Class B                                               1.55                 1.50  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                               1.55                 1.50  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                               1.55                 1.50  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                                   --------------------------------------------------------
                                    2000 Base Case          Actual           2000 Base Case
                                      15-Jul-00           15-Apr-01             15-Apr-01
                                   --------------------------------------------------------
   [3]    Assumed Portfolio Value      1,566.7               1,445.4              1,491.2

          Liquidity Reserve Amount
          Cash                            65.0                  65.0                 65.0
            - Accrued Expenses             5.0                   8.0                  5.0
            - Security Deposits           22.4                  20.8                 22.4
                                       --------              -------              -------
          subtotal cash                   92.4                  93.8                 92.4
           Letters of Credit                 -                     -                    -
                                       -------               -------              -------
          Total Liquidity Reserve         92.4                  93.8                 92.4

   [4]    Total Asset Value            1,659.1               1,539.2              1,583.6

          Note Balance
          Class A                        998.4   60.2%         912.4   59.3%        945.7   59.7%
          Class B                        154.8   69.5%         142.7   68.5%        147.6   69.0%
          Class C                        164.1   79.4%         163.2   79.1%        163.2   79.3%
          Class D                        100.0   85.4%         100.0   85.6%        100.0   85.7%
                                       -------               -------             -------
          Total                        1,417.3               1,318.3             1,356.5
-------------------------------------------------------------------------------------------------

[1]   Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2]  Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity
Reserve Amount

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